# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IMAX Corporation, CIK 0000921582
CUSIP: 45245E109
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 902 Broadway, Floor 20, New York, New Jersey (NJ), 10010
Date of event which requires filing of this statement: 05/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 2,278,240; shared voting power 588,304; sole dispositive power 2,278,240; shared dispositive power 588,304; aggregate amount beneficially owned 2,866,544 (5.23% of the class)
  Comment: The percentage presented herein is calculated based on 54,855,176 shares of Common Shares outstanding as of March 31, 2026. This calculation is derived from information provided in Form 10-Q filed by the Issuer with the Securities and Exchange Commission on April 30, 2026.

## Item 1. Issuer
Name of issuer: IMAX Corporation
Address of issuer's principal executive offices: 902 Broadway, Floor 20 New York, New York, USA 10010

## Item 2. Person Filing
Name of person filing: GIC Private Limited ("GIC")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: GIC Private Limited - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
2,866,544 (1), (2)

(1) GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 2,278,240 securities beneficially owned by it. GIC shares power to vote and dispose of 588,304 securities beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of such shares.

(2) GIC disclaims membership in a group.
Percent of class:
5.23% (3)

(3) The percentage presented herein is calculated based on 54,855,176 shares of Common Shares outstanding as of March 31, 2026. This calculation is derived from information provided in Form 10-Q filed by the Issuer with the Securities and Exchange Commission on April 30, 2026.
Sole power to vote or to direct the vote: 2,278,240 (1), (2)
Shared power to vote or to direct the vote: 588,304 (1), (2)
Sole power to dispose or to direct the disposition: 2,278,240 (1), (2)
Shared power to dispose or to direct the disposition: 588,304 (1), (2)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GIC Private Limited: /s/ Toh Tze Meng, Toh Tze Meng, Senior Vice President (05/07/2026)
- GIC Private Limited: /s/ Wee Linrong, Wee Linrong, Senior Vice President (05/07/2026)